Mercedes-Benz Auto Receivables Trust 2016-1
Investor Report
Collection Period Ended   31-Oct-2016

Amounts in USD

Dates

Collection Period No.	2	
Collection Period (from... to)	1-Oct-2016	31-Oct-2016
Determination Date	10-Nov-2016	
Record Date	14-Nov-2016	
Distribution Date	15-Nov-2016	
Interest Period of the Class A-1 Notes (from... to)	17-Oct-2016	15-Nov-2016 Actual/360 Days 29
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Oct-2016	15-Nov-2016 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	350,000,000.00	237,615,301.77	186,000,692.76	51,614,609.01	147.470311	0.531431
Class A-2A Notes	500,000,000.00	500,000,000.00	500,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	532,000,000.00	532,000,000.00	532,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	115,970,000.00	115,970,000.00	115,970,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,497,970,000.00**	**1,385,585,301.77**	**1,333,970,692.76**	**51,614,609.01**		
Overcollateralization	38,416,784.98	38,409,669.62	38,409,669.62			
Adjusted Pool Balance	1,536,386,784.98	1,423,994,971.39	1,372,380,362.38			
Yield Supplement Overcollateralization Amount	54,889,203.04	50,614,223.88	48,550,913.58			
Pool Balance	**1,591,275,988.02**	**1,474,609,195.27**	**1,420,931,275.96**			

	Amount	Percentage
Initial Overcollateralization Amount	38,416,784.98	2.50%
Target Overcollateralization Amount	38,409,669.62	2.50%
Current Overcollateralization Amount	38,409,669.62	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.750000%	143,559.24	0.410169	51,758,168.25	147.880481
Class A-2A Notes	1.110000%	462,500.00	0.925000	462,500.00	0.925000
Class A-3 Notes	1.260000%	558,600.00	1.050000	558,600.00	1.050000
Class A-4 Notes	1.460000%	141,096.83	1.216667	141,096.83	1.216667
Total		**$1,305,756.07**		**$52,920,365.08**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	53,216,452.03	(1) Total Servicing Fee	1,228,841.00
Interest Collections	3,735,277.59	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	77,071.27	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	106,774.93		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	1,305,756.07
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	14,200.53	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**57,149,776.35**	(6) Regular Principal Distributable Amount	51,614,609.01
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**57,149,776.35**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	3,000,570.27
		Total Distribution	**57,149,776.35**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	1,228,841.00	1,228,841.00	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,305,756.07	1,305,756.07	0.00
thereof on Class A-1 Notes	143,559.24	143,559.24	0.00
thereof on Class A-2A Notes	462,500.00	462,500.00	0.00
thereof on Class A-3 Notes	558,600.00	558,600.00	0.00
thereof on Class A-4 Notes	141,096.83	141,096.83	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,305,756.07	1,305,756.07	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	51,614,609.01	51,614,609.01	0.00
Aggregate Principal Distributable Amount	51,614,609.01	51,614,609.01	0.00

Mercedes-Benz Auto Receivables Trust 2016-1
Investor Report
Collection Period Ended   31-Oct-2016
    Page 3 of 5

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,840,966.96
Reserve Fund Amount - Beginning Balance	3,840,966.96
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	650.67
minus Net Investment Earnings	650.67
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,840,966.96
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	650.67
Net Investment Earnings on the Collection Account	13,549.86
Investment Earnings for the Collection Period	14,200.53

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,591,275,988.02	59,357
Pool Balance beginning of Collection Period	1,474,609,195.27	57,535
Principal Collections	35,014,436.83	
Principal Collections attributable to Full Pay-offs	18,202,015.20	
Principal Purchase Amounts	0.00	
Principal Gross Losses	461,467.28	
Pool Balance end of Collection Period	1,420,931,275.96	56,632
Pool Factor	89.30%	

	As of Cutoff Date	Current
Weighted Average APR	3.09%	3.09%
Weighted Average Number of Remaining Payments	50.38	47.92
Weighted Average Seasoning (months)	15.40	18.23

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,417,282,661.95	56,537	99.74%
31-60 Days Delinquent	2,845,252.28	76	0.20%
61-90 Days Delinquent	663,963.38	15	0.05%
91-120 Days Delinquent	139,398.35	4	0.01%
Total	1,420,931,275.96	56,632	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.057%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	461,467.28	18	1,291,648.40	43
Principal Net Liquidation Proceeds	76,497.89		386,204.12	
Principal Recoveries	105,695.47		105,695.47	
Principal Net Loss / (Gain)	279,273.92		799,748.81	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.231%
Prior Collection Period	0.407 %
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	0.319%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.050%
Average Net Loss / (Gain)	18,598.81

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.